# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Cue Biopharma, Inc., CIK 0001645460
CUSIP: 22978P106
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 40 Guest Street, Boston, Massachusetts (MA), 02135
Date of event which requires filing of this statement: 09/30/2024
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001781002-24-000025
Filed by CIK 0001781002

## Reporting persons
- Bleichroeder LP: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 6,127,662; shared voting power 0; sole dispositive power 6,127,662; shared dispositive power 0; aggregate amount beneficially owned 6,127,662 (9.99% of the class)
  Comment: Relating to item 11 on this page: Based on 60,207,717 shares reported by the Issuer to be outstanding plus 1,130,422 shares of Common Stock underlying warrants held by the Reporting Persons
- Bleichroeder Holdings LLC: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 6,127,662; shared voting power 0; sole dispositive power 6,127,662; shared dispositive power 0; aggregate amount beneficially owned 6,127,662 (9.99% of the class)
  Comment: Relating to item 11 on this page: Based on 60,207,717 shares reported by the Issuer to be outstanding plus 1,130,422 shares of Common Stock underlying warrants held by the Reporting Persons

## Item 1. Issuer
Name of issuer: Cue Biopharma, Inc.
Address of issuer's principal executive offices: 40 Guest Street, Boston, MA 02135

## Item 2. Person Filing
Name of person filing:
Bleichroeder Holdings LLC
Bleichroeder LP
Address of principal business office or, if none, residence:
1345 Avenue of the Americas, 47th Floor
New York, NY 10105
Citizenship: Delaware, USA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: See cover page.
Percent of class: See cover page.
Sole power to vote or to direct the vote: See cover page.
Shared power to vote or to direct the vote: See cover page.
Sole power to dispose or to direct the disposition: See cover page.
Shared power to dispose or to direct the disposition: See cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Bleichroeder LP ("Bleichroeder"), an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is deemed to be the beneficial owner of 6,127,662 shares, or 9.99%, of the common stock ("Common Stock") reported by the Issuer as outstanding. Bleichroeder is the beneficial owner of Common Stock, warrants with a 4.99% limit on the exercise of such warrants, warrants with a 9.99% limit on the exercise such such warrants, and pre-funded warrants with a 9.99% limit on the exercise such such warrants. If there was no 4.99% limit on the exercise of certain warrants, nor a 9.99% limit on the exercise of certain warrants and and pre-funded warrants, Bleichroeder would be deemed to be the beneficial owner of 4,997,240 shares of Common Stock, 306,278 shares of Common Stock issuable upon exercise of the warrants subject to a 4.99% limit, 1,250,000 shares of Common Stock issuable upon exercise of the warrants subject to a 9.99% limit, and 2,964,366 shares of Common Stock issuable upon exercise of the pre-funded warrants subject to a 9.99% limit, representing 14.7% of the outstanding shares of Common Stock. Clients of Bleichroeder have the right to receive and the ultimate power to direct the receipt of dividends from, or the proceeds of the sale of, such securities.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See exhibit 99.1

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 99.1: Subsidiary Information

## Signatures
- Bleichroeder LP: Michael M. Kellen, Chairman And CO-CEO (10/07/2024)
- Bleichroeder Holdings LLC: Michael M. Kellen, Chairman And CO-CEO (10/07/2024)